January 30, 2019

Kenneth Young
Chief Executive Officer
B. Riley Principal Merger Corp.
299 Park Avenue
New York, NY 10171

       Re: B. Riley Principal Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted December 10, 2018
           CIK No. 0001759824

Dear Mr. Young:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Business Combination Process, page 6

1. We note your statement that your sponsor and each of your officers "have agreed not to participate in the formation of, or become a sponsor or officer of, any other special purpose acquisition company with a class of securities registered under the Securities
       Exchange Act of 1934" until you have entered into a definitive agreement for an initial business combination or failed to complete an initial business combination within 24 months of the closing of the offering. Please clarify that, if true, this agreement includes
       SPAC transactions implicating the Securities Act of 1933.
 Kenneth Young
B. Riley Principal Merger Corp.
January 30, 2019
Page 2
2. We note your statement that your certificate of incorporation will provide that you renounce interests in any corporate opportunity offered to any director or officer "unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company." Given the overlap and affiliation between your management, the sponsor, and the underwriter, please explain in detail how you will determine the scope of this renunciation. Explain how you intend to delineate roles or establish meaningful guidelines for defining the sole capacity of a director or officer of your company. Consider adding a risk factor regarding the potential difficulties in determining when an opportunity is presented in a specific capacity. Management
Audit Committee, page 108

3. Please clarify the status of the audit committee members' relationship with your sponsor.
       That is, please clarify whether the members of the audit committee will be independent of your sponsor, affiliated with your sponsor, etc. Please also clarify if there will be any relationship between any audit committee members and your underwriter. Underwriting (Conflicts of Interest), page 141

4. We note your discussion of conflicts of interest in the underwriting context. Please clarify if, as in the case of conflicts with your sponsor, you have identified a mechanism to resolve conflicts of interest between the underwriter and the company.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                             Sincerely,
FirstName LastNameKenneth Young
                                                             Division of
Corporation Finance
Comapany NameB. Riley Principal Merger Corp.
                                                             Office of
Telecommunications
January 30, 2019 Page 2
cc:       Daniel Nussen
FirstName LastName